UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR (B) OF THE
SECURITIES EXCHANGE ACT OF 1934
COOPER INDUSTRIES, LTD.
(Exact Name of Registrant as Specified in its Charter)

Bermuda	98-0355628
(State or other jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

600 Travis, Suite 5800
Houston, Texas	77002
(Address of Principal Executive Offices)	(Zip Code)
     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: ☑
     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☐
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Preferred Share Purchase Rights	New York Stock Exchange, Inc.
Securities to be registered pursuant to Section 12(g) of the Act:
NONE

AMENDMENT NO.1 TO FORM 8-A
     On August 3, 2007 (the “Amendment Date”), following approval of its Board of Directors (the “Board”), Cooper Industries, Ltd. (the “Registrant”), entered into the Amended and Restated Rights Agreement, dated as of August 3, 2007, between the Registrant and Computershare Trust Company, N.A., as Rights Agent (the “Amended and Restated Rights Agreement”). The Amended and Restated Rights Agreement amends and restates the Rights Agreement, dated May 16, 2002 (the “Old Agreement”) between the Registrant and Equiserve Trust Company, N.A., in order to make certain changes to the Old Agreement and the Preferred Share Purchase Rights provided for therein. The undersigned Registrant hereby amends the following items, exhibits or other portions of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2002 for its Preferred Share Purchase Rights as follows:
Item 1. Description of Registrant’s Securities to Be Registered.
     History of the Rights
     On May 14, 2002, shareholders of Cooper Industries, Inc., an Ohio corporation (“Cooper Ohio”), approved a corporate restructuring that caused Cooper Ohio to become a subsidiary of the Registrant, as part of a plan to change the company’s place of incorporation from Ohio to Bermuda. As a result of the restructuring, which was completed on May 22, 2002, shares of Cooper Ohio common stock were automatically converted into Class A Common Shares of the Registrant (the “Common Shares”). In connection with this automatic conversion, the Board replaced certain rights attached to the Cooper Ohio common stock with rights attached to the Common Shares and granted pursuant to the Old Agreement. These rights initially represented the right to purchase one one-hundredth of a Series A Participating Preferred Share, par value US$.01 per share (each, a “Preferred Share”), of the Registrant, upon the terms and subject to the conditions of the Old Agreement (the “Rights”). One Right was issued for each Common Share outstanding at the close of business on May 22, 2002 (the “Record Date”).
     Effective as of August 3, 2007, following approval of the Board, the Registrant entered into the Amended and Restated Rights Agreement in order to make certain changes to the Old Agreement and the terms of the Rights. The Amended and Restated Rights Agreement:
•	increases the exercise price of each Right (the “Purchase Price”) from $225 to $600,

•	eliminates a ten day window to redeem the Rights after a person has become an “Acquiring Person” (as defined below),

•	adds a provision that allows the Board to exchange the outstanding and exercisable Rights for additional Common Shares (or, in certain situations, a number of Preferred Shares) at the rate of one Common Share per Right, at anytime after a person becomes an “Acquiring Person,” and

•	adds a provision clarifying that the Registrant is allowed to lower the acquiror ownership threshold at which dilution is triggered to no less than 10% at anytime prior to the time any person becomes an “Acquiring Person.”
     In addition, the name of the Rights Agent under the Amended and Restated Rights Agreement was updated to Computershare Trust Company, N.A. The Amended and Restated Rights Agreement also includes certain provisions (i) modifying the choice of law provisions applicable to the Rights Agent’s performance of its obligations and (ii) limiting the Rights Agent’s and the Registrant’s liability in the case of acts beyond their reasonable control.
     The preceding summary is not intended to be complete, and is qualified in its entirety by reference to the full text of the Amended and Restated Rights Agreement attached hereto as Exhibit 4.1 and incorporated herein by reference.
     Summary of the Rights
     The principal terms of the Amended and Restated Rights Agreement are summarized below and the descriptions in this registration statement are subject to, and are qualified in their entirety by, the Amended and Restated Rights Agreement attached hereto as Exhibit 4.1 to this Registration Statement.
     Initially, the Rights were issued in respect of all Common Shares that were issued after the Record Date but prior to the earlier of the Distribution Date or the Expiration Date (as defined below). The Rights are initially attached to all outstanding Common Share certificates and no separate Rights Certificates will be distributed until a Distribution Date (as defined below) occurs. Subject to certain exceptions specified in the Amended and Restated Rights Agreement, the Rights will separate from the Common Shares and a “Distribution Date” will occur upon the earlier of: (i) the close of business of the 10th business day after the first date of public announcement by the Registrant or an Acquiring Person (as defined below) that a person has become an Acquiring Person (such date, the “Stock Acquisition Date”) and (ii) the close of business of the 10th business day (or such later date as the Board shall determine) after the date that a tender or exchange offer by any person (other than the Registrant, any subsidiary of the Registrant, any employee benefit plan of the Registrant or of any subsidiary of the Registrant, or any person or entity organized, appointed or established by the Registrant for or pursuant to the terms of any such plan) is first published, sent or given, if upon completion of the tender offer such person would be the beneficial owner of 15% or more of the Common Shares then outstanding.
     An “Acquiring Person” is defined in the Amended and Restated Rights Agreement to mean any person who or which, together with all affiliates and associates, has beneficial ownership of 15% or more of the Common Shares then outstanding. The term does not include the Registrant, any subsidiary of the Registrant, any employee benefit plan of the Registrant or of any subsidiary of the Registrant or any person established by the Registrant for or pursuant to the terms of any such plan. The term also excludes any person who becomes an Acquiring Person solely as a result of a reduction in the number of Common Shares outstanding due to the repurchase of Common Shares by the Registrant, unless and until such person purchases (or otherwise gains beneficial ownership of) additional Common Shares that constitute 1% or more of Common Shares then outstanding.
     Until the earlier of the Distribution Date or the Expiration Date (as defined below), the Rights will be transferable only in connection with the transfer of the underlying Common Shares and the registered holders of Common Shares will also be the registered holders of the associated Rights. Prior to the Amendment Date, Common Share certificates issued after the Record Date contained a notation incorporating the Old Agreement by reference. The Amended and Restated Rights Agreement provides that Common Share certificates issued after the Amendment Date but prior to the earlier of the Distribution Date or the Expiration Date (as defined below) will contain a notation incorporating the Amended and Restated Agreement by reference.
     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the “Rights Certificates”) will be sent by the Rights Agent, via first-class, insured, postage-prepaid mail, to each record holder of Common Shares as of the of the close of business on the Distribution Date. Subject to the provisions of the Amended and Restated Rights Agreement, the Rights Certificates, whenever distributed, will entitle the holders to purchase the number of one one-hundredths of a Preferred Share as is set forth therein at the price set forth therein (but the amount and type of securities purchasable upon the exercise of each Rights and the Purchase Price will be subject to adjustment as provided for in the Amended and Restated Rights Agreement). Any Rights Certificates that represent Rights beneficially owned by an Acquiring Person or its associates and affiliates, or by certain transferees of Acquiring Persons or their associates and affiliates, will also contain a legend indicating that the Rights represented by the Rights Certificate were associated with an Acquiring Person and may become null and void pursuant to certain circumstances.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Registrant, including the right to vote, to receive dividends or to receive notice of meetings or other actions affecting shareholders.
     Amendment of Amended and Restated Rights Agreement
     Prior to the Distribution Date, and subject to the restriction in the following paragraph, any provision of the Amended and Restated Rights Agreement may be supplemented or amended by the Registrant without the approval of any holders of certificates representing Common Shares. Without limiting the foregoing, the Registrant may also, at any time prior to the time any person becomes an Acquiring Person, lower the acquiror ownership threshold at which dilution is triggered to not less than 10%. After the Distribution Date, the Amended and Restated Rights Agreement may be amended by the Registrant without the approval of holders of Rights Certificates in order to (i) cure any ambiguity, (ii) correct or supplement defective or inconsistent provisions, (iii) shorten or lengthen any time period or (iv) make changes that do not adversely affect the interests of holders of Rights Certificates (other than the interests of an Acquiring Person or its affiliates or associates), except that the Registrant may not make any amendment pursuant to (iii) to lengthen (A) a time period relating to when the Rights may be redeemed at a time when the Rights are not redeemable or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights and benefits of the holders of the Rights.
     No supplement or amendment may be made which changes the redemption price of the Rights, the Final Expiration Date (as defined below), the Purchase Price or the number of one one-hundredths of a Preferred Share for which a Right is exercisable, except that the Board may increase the Purchase Price or extend the Final Expiration Date at any time prior to (i) a Stock Acquisition Date or (ii) the date of publication of a tender or exchange offer by any person for 15% of more of the outstanding Common Shares.
     Adjustment of Purchase Price and Number of Rights
     The Purchase Price payable, and the number of one one-hundredths of a Preferred Share issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). No adjustment to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. In lieu of adjusting the Purchase Price, the Registrant may instead adjust the number of Rights outstanding.
     In the event that, prior to the Distribution Date, there is any (i) dividend on the Common Shares payable in Common Shares, (ii) subdivision of the Common Shares or (iii) combination of the Common Shares into a smaller number of shares, the number of Rights associated with each Common Share will be proportionately adjusted so that the number of Rights outstanding after any such event will equal the number of Rights outstanding prior to such event.
     Redemption of Rights by the Board
     At any time prior to the earlier of (i) the time any person becomes an Acquiring Person and (ii) August 1, 2017 (the “Final Expiration Date”), the Board may redeem the Rights in whole, but not in part, at a redemption price of US$.01 per Right (payable in cash, Common Shares or other form of consideration). Immediately upon the action of the Board ordering such redemption, the right to exercise the Rights will terminate. The redemption price may be adjusted to reflect any stock split, stock dividend or similar transaction.
     Exercise of Rights and “Flip-In” Provision
     The Rights will become exercisable at any time after the Distribution Date. A holder of any Rights Certificate may exercise his or her Rights, in whole or in part, by payment of the aggregate Purchase Price with respect to the total number of one one-hundredths of a Preferred Share as to which such holder is exercising his or her Rights. Such exercise must take place at or prior to the earlier of (i) the close of business on the Final Expiration Date, (ii) the time at which the Rights are redeemed by the Registrant pursuant to the terms of the Amended and Restated Rights Agreement or (iii) the time at which the rights are exchanged for Common Shares or Preferred Shares pursuant to the terms of the Amended and Restated Rights Agreement (the earlier of (i), (ii) and (iii) above is referred to as the “Expiration Date”). Notwithstanding the above, any Rights owned by an Acquiring Person or its associates and affiliates, or by certain transferees of Acquiring Persons or their associates and affiliates, will become null and void from and after the time that any person becomes an Acquiring Person (subject to certain exceptions).
     In addition to being exercisable to purchase a number of one one-hundredths of a Preferred Share, upon such time as any person becomes an Acquiring Person (subject to certain exceptions, including an acquisition pursuant to a Qualifying Offer (as defined below)), each Right will entitle the holder to receive, upon payment of the Purchase Price, Common Shares (or, in certain circumstances, cash, property or other securities of the Registrant) having a value equal to two times the Purchase Price. For example, at an exercise price of $600 per Right, each Right that has not become null and void (by virtue of its ownership by an Acquiring Person or certain parties related to an Acquiring Person) would entitle its holder to purchase $1200 worth of Common Shares for $600. Assuming each Common Share had a market value of $60 at such time, the holder of each valid Right would be entitled to purchase 200 Common Shares (instead of 100 Common Shares) for $600.
     A “Qualifying Offer” is defined in the Amended and Restated Rights Agreement to mean an acquisition of Common Shares pursuant to a tender offer or an exchange offer for all outstanding Common Shares at a price and on terms determined by at least two-thirds of the Continuing Directors to be in the best interests of the Registrant and its shareholders. A “Continuing Director” is defined in the Amended and Restated Rights Agreement to mean (i) any member of the Board, while such person is a member of the Board, who is not an Acquiring Person or its affiliate or associate, or a representative of an Acquiring Person or its affiliates or associates, and who was a member of the Board on the Record Date or (ii) any person who subsequently becomes a member of the Board, while such person is a member of the Board, who is not an Acquiring Person or its affiliate or associate, or a representative of an Acquiring Person or its affiliates or associates, if such person’s nomination for election or election to the Board is recommended or approved by a majority of the Continuing Directors.
     Exchange of Rights for Common Shares
     At any time after a person becomes an Acquiring Person (unless such person has beneficial ownership of 50% or more of the Common Shares outstanding), the Board may exchange all or part of the outstanding and exercisable Rights (other than Rights that have become null and void) at an exchange ratio of one Common Share per Right (as adjusted pursuant to the terms of the Amended and Restated Rights Agreement). In certain circumstances the Board may substitute cash or Preferred Shares for the Common Shares to be issued upon exchange of the Rights.
     “Flip-Over” Provision
     In the event that following a Stock Acquisition Date (i) the Registrant engages in a merger or other business combination transaction in which the Registrant is not the surviving corporation, (ii) the Registrant engages in a merger or other business combination transaction in which the Registrant is the surviving corporation and all or part of the Common Shares of the Registrant are changed or exchanged for stock or other securities of any other person or any other property or (iii) the Registrant sells or otherwise transfers more than 50% of its assets or earning power, then each holder of a Right (except for holders of Rights that have become null and void) will have the right to receive, upon exercise of the Right, common stock of the Principal Party (as defined below) having a value equal to two times the Purchase Price.
     A “Principal Party” is defined in the Amended and Restated Rights Agreement to mean, (a) in the case of a merger or other business combination transaction described in (i) or (ii) in the above paragraph, the person who is the issuer of any securities into which Common Shares of the Registrant are converted in the merger or business combination transaction, or, if no securities are issued, the person that is the other party to the merger or business combination transaction and (b) in the case of a transaction described in (iii) in the above paragraph, the person who receives the greatest portion of the assets or earning power transferred in such transaction.
     The preceding summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement, which is attached hereto as Exhibit 4.1 and incorporated herein by reference.
Item 2. Exhibits.

Number	Description

4.1	Amended and Restated Rights Agreement, dated as of August 3, 2007, between Cooper Industries, Ltd. and Computershare Trust Company, N.A., as Rights Agent
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

COOPER INDUSTRIES, LTD.
By	/s/ Kevin M. McDonald
Kevin M. McDonald, Senior Vice President, General Counsel and Chief Compliance Officer

Date: August 24, 2007